UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    July 2005                           File No.    0-31195

Alpha Gold Corporation

(Name of Registrant)

410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8

(Address of principal executive offices)

1.

Certification of Interim Filings – CEO

2.

Certification of Interim Filings – CFO

3.

Interim Financial Statements (Unaudited) for the period ended May 31, 2004

4.

Management Discussion and Analysis for the period ended May 31, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corporation

(Registrant)

Dated: August 16, 2005	By: /s/ George Whatley George Whatley, President and Director

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, George Whatley, Chief Executive Officer of Alpha Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alpha Gold Corp. (the issuer) for the interim period ending May 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 30, 2004.

“George Whatley”

George Whatley

Chief Executive Officer

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Richard Whatley, Chief Financial Officer of Alpha Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alpha Gold Corp. (the issuer) for the interim period ending May 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 30, 2004

“Richard Whatley”

Richard Whatley

Chief Financial Officer

Alpha Gold Corp.

Interim Financial Statements

(Unaudited - Prepared by Management)

May 31, 2004

Alpha Gold Corp. Interim Financial Statements (Unaudited - Prepared by Management)
May 31, 2004
Interim Statement of Loss	3
Interim Statement of Deficit	4
Interim Balance Sheet	5
Interim Statement of Cash Flows	6
Notes to Consolidated Financial Statements	7-11
Interim Schedule of Deferred Expenditures	12

Alpha Gold Corp.

Interim Statement of Loss

(Unaudited - Prepared by Management)

	Cumulative, Inception to May 31, 2004	3 months ended May 31, 2004	3 months ended May 31, 2003
Revenue	$ 97,403	$ - $ -
Administrative expenses Amortization	171,691	2,759	3,442
Automotive	75,582	1,297	1,689
Bad debts	14,999	-	-
Consulting and management fees	364,263	15,000	15,000
Financial relations	59,000	-	-
Gain on disposal of equipment	(24,414)	-	-
Gain on disposal of exploration property	(7,400)	-	-
Graphics	53,632	-	-
Insurance	26,148	2,268	2,185
Office, printing and miscellaneous	238,597	4,215	2,917
Professional fees	569,702	5,858	8,943
Property investigation	25,052	-	-
Regulatory and transfer fees	122,321	820	159
Rent	74,430	1,500	1,500
Repairs and maintenance	13,291	-	-
Shareholder relations	112,826	3,018	11,616
Telephone	7,785	890	-
Travel and promotion	97,491	1,381	1,369
Wages	12,864	-	-
Write off of exploration properties	809,960	-	-
Write down of equipment	46,527	-	-
	2,864,347	39,006	48,820
Loss before other items	(2,766,944)	(39,006)	(48,820)
Other items Insurance proceeds	12,898	-	-
Interest income	272,845	11,888	14,225
Gain on disposal of marketable securities	60,093	-	-
Interest, bank charges and foreign exchange	(19,229)	130	(288)
Loss on realization of demand debenture	(14,487)	-	-
Write down of marketable securities	(19,999)	-	-
	292,121	12,018	13,937
Future income taxes	100,687	-	-
Loss for the period	$ (2,575,510)	$ (26,988)	$ (34,883)
Weighted average loss per share		$ (0.00)	$ (0.01)

Alpha Gold Corp.

Interim Statement of Deficit

(Unaudited - Prepared by Management)

	Cumulative, Inception to May 31, 2004	3 months ended May 31, 2004	3 months ended May 31, 2003
Deficit, beginning of period as previously reported	$ -	$ (2,548,522)	$ (2,230,816)
Adjusted to reflect future income tax liability (note 7)	-	-	(152,019)
Deficit, as restated	-	(2,548,522)	(2,382,835)
Loss for the period	(2,575,510)	(26,988)	(37,780)
Deficit, end of period	$ (2,575,510)	$ (2,575,510)	$ (2,420,615)

Alpha Gold Corp. Interim Balance Sheet (Unaudited - Prepared by Management)
	May 31, 2004	February 29, 2004
Assets
Current Cash and term deposits Accounts receivable Taxes receivable Prepaid expense	$ 1,881,305 21,025 274,949 10,988	$ 1,934,547 11,266 274,949 11,600
Investment in exploration properties (note 3) Expenditures on exploration properties (schedule) Property, plant and equipment (note 4)	2,188,267 550,114 3,825,174 34,656	2,232,362 550,114 3,803,308 37,415
	$ 6,598,211	$ 6,623,199
Liabilities Current Accounts payable and accruals	$ 9,018	$ 7,018
Future income tax liability (note 7)	875,477	875,477
	884,495	882,495
Shareholders’ Equity Share capital (note 5) Deficit	8,289,226 (2,575,510)	8,289,226 (2,548,522)
	5,713,716	5,740,704
	$ 6,598,211	$ 6,623,199

Approved by the Directors:

“George Whatley”

Director

“Richard Whatley”

Director

Alpha Gold Corp.

Interim Statement of Cash Flows

(Unaudited - Prepared by Management)

Cumulative,

3 months

3 months

Inception to

ended

ended

May 31, 2004

May 31, 2004

May 31, 2003

Cash provided by (used in)
Operating activities Loss for the period	$ (2,575,510)	$ (26,988)	$ (34,883)
Items not involving cash Amortization	171,691	2,759	3,442
Future income taxes	100,687	-	-
Gain on disposal of equipment	(24,414)	-	-
Gain on disposal of exploration property	(7,400)	-	-
Write off of exploration properties	809,960	-	-
Write down of equipment	46,527	-	-
Gain on disposal of marketable securities	(60,093)	-	-
Loss on realization of demand debentures	14,487	-	-
Write down of marketable securities	19,999	-	-
	(1,504,066)	(24,229)	(34,441)
Changes in non-cash working capital	(340,849)	(7,147)	(11,448)
	(1,844,915)	(31,376)	(42,889)
Financing activities Proceeds on issuance of shares	9,064,016	-	582,750
Proceeds on shares allotted but not issued	-	-	(506,135)
	9,064,016	-	76,615
Investing activities Exploration properties	(5,177,180)	(21,866)	(18,565)
Proceeds on disposal of exploration property	20,000	-	-
Proceeds on disposal of marketable securities	60,094	-	-
Purchase of equipment	(228,460)	-	-
Demand debenture	(12,250)	-	-
	(5,337,796)	(21,866)	(18,565)
Net increase (decrease) in cash	1,881,305	(53,242)	15,161
Cash and term deposits, beginning of period	-	1,934,547	2,130,049
Cash and term deposits, end of period	$ 1,881,305	$ 1,881,305	$ 2,145,210
Supplemental cash flow information Interest received		$ 763	$ 827
Income taxes received		$ -	$ -

			6

Alpha Gold Corp.

Notes to the Interim Financial Statements (Unaudited - Prepared by Management)

May 31, 2004

1.

Financial Statement Presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements. As described in note 10, these principles differ in certain material respects from United States generally accepted accounting principles. These unaudited consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements. Therefore readers are advised to refer to the company's annual audited financial statements for the year ended February 29, 2004 for additional information.

2.

Nature of Operations

The investment in and expenditures on exploration properties comprise a significant portion of the company’s assets. Realization of the company’s investment in these assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The continuing operations of the company are dependent upon its ability to continue to raise capital to funds its exploration and development programs. The company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.

Exploration Properties

a)

Lust Dust Claims

i)

On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

ii)

On February 21, 1992, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for $100,000 cash and 200,000 shares of the company at a deemed consideration of $0.60 each (previously subject to a 5% net profit interest to a maximum of $100,000 and a royalty of 2% of net smelter returns). In July 2003, the company acquired the retained “5% net profit interest and the 2% net smelter return royalty” for $150,000 cash.

b)

Goldbanks

On October 30, 1995, the Company entered into an agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, U.S.A. The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year. The company and the vendor agreed to terminate the option agreement dated April 30, 1994. Payment under the option agreement totaled $26,400 U.S. and applied to the purchase.

In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp. As at May 31, 2004, regulatory approval had been received but the shares had not yet been issued.

Alpha Gold Corp.

Notes to the Interim Financial Statements (Unaudited - Prepared by Management)

May 31, 2004

4.	Property, Plant and Equipment
			May 31,		February 29,
			2004		2004
		Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer equipment		$ 5,300	$ 1,133	$ 4,167	$ 4,505
Furniture and fixtures		16,361	14,566	1,795	1,890
Trucks		52,560	23,866	28,694	31,020
		$ 74,221	$ 39,565	$ 34,656	$ 37,415

5.

Share Capital

a)

Authorized

100,000,000 common shares with no par value

b)

Issued

3 months ended

Year ended

May 31, 2004

February 29, 2004

	Shares	Amount	Shares	Amount
Balance, beginning of period	23,402,184	$ 8,289,226	19,732,380	$ 6,989,057
Issued during the period for cash @ $0.35	-	-	1,500,000	525,000
for cash @ $0.33	-	-	175,000	57,750
for cash @ $0.46	-	-	685,714	315,429
for cash @ $0.50	-	-	250,000	125,000
for cash @ $0.50	-	-	100,000	50,000
for cash @ $0.43	-	-	50,000	21,500
for cash @ $0.66	-	-	909,090	599,999
Share issue costs	-	-	-	(75,220)
Income tax benefits renounced on flow through shares issued	-	-	-	(319,289)
Balance, end of period	23,402,184	$ 8,289,226	23,402,184	$ 8,289,226

Alpha Gold Corp.

Notes to the Interim Financial Statements (Unaudited - Prepared by Management)

May 31, 2004

5.

Share Capital (continued)

c)            Share issuances

During the current period no shares were issued

During the prior year:

i)

1,500,000 common shares were issued for $0.35 per share (of which 663,900 were “flow-through common shares”) that provided purchasers with warrants to purchase one additional common share at a price of $0.43 per share expiring February 18, 2005.

ii)

175,000 common shares were issued at $0.33 per share due to the exercise of employee stock options.

iii)

685,714 common shares were issued at $0.46 per share due to the exercise of warrants from a prior year share issue (250,000 of these shares were flow-through common shares). The remainder of the warrants relating to this earlier issue have now expired.

iv)

250,000 common shares were issued at $0.50 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue have now expired.

v)

100,000 common shares were issued at $0.50 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue expire on August 12, 2004.

vi)

50,000 common shares were issued due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue expire on February 18, 2005.

vii)

909,090 flow-through common shares were issued at $0.66 per share less a private placement fee of $75,220. Each unit provided purchasers to purchase one additional nonflow-through share at $1.15 per share expiring December 19, 2004.

d)            Warrants outstanding

At May 31, 2004 the following share purchase warrants were outstanding:

Number of shares	$ per share	Expiry date
3,035,620	$ 0.50	August 12, 2004
999,999	$ 1.15	December 19, 2004
1,450,000	$ 0.43	February 18, 2005

e)            Options outstanding

At May 31, 2004 the following share purchase options were outstanding:

Number of shares	$ per share	Expiry date
300,000	$ 0.50	June 5, 2005
750,000	$ 0.40	April 25, 2009

6.     Related Party Transactions

During the year, the company paid fees of $11,000 (2003 - $20,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs, $1,700 (2003 - $1,500) for secretarial and bookkeeping services, and $1,500 (2003 - $1,500) for office rental to a company controlled by a director. These transactions have been recorded at the exchange amount.

Alpha Gold Corp.

Notes to the Interim Financial Statements (Unaudited - Prepared by Management)

May 31, 2004

7.    Future Income Tax Liability

During fiscal 2004 it was determined that the company made an error in not recording the future income tax liability associated with the exploration properties. The effect of the correction on the financial statements is as follows:

May 31, 2003
Share capital decreased by	$ 455,501
Deficit decreased by	$ 152,019
Future income tax liability increased by	$ 607,520

8.     Subsequent Event

Subsequent to the quarter end, the company closed a private placement of 575,000 flow-through units at $0.40 per unit for cash proceeds of $230,000. Each unit consists of one flow-through common share and one non-transferable warrant entitling the holder to purchase one additional nonflow-through share at $.46 per share expiring July 15, 2006.

9.    Generally Accepted Accounting Principles (“GAAP”) in Canada and the United States

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

Differences which materially affect the measurement of items included in the financial statements are:

U.S. GAAP requires that exploration and general and administrative costs (G&A) related to projects be charged to expense as incurred. As such, some of the costs accounted for as deferred exploration property and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP. Any other related costs in respect of the properties are charged to earnings under U.S. GAAP and capitalized under Canadian GAAP.

Statements of Operations	Cumulative, inception to May 31, 2004	May 31, 2004	May 31, 2003
Loss for the period under Canadian GAAP	$ (2,575,510)	$ (26,988)	$ (34,883)
Exploration property exploration and development expenditures	(4,375,288)	(21,866)	(18,565)
Future income tax recovery	875,477	-	-
United States GAAP	$ (6,075,321)	$ (48,854)	$ (53,448)
Gain (loss) per share – US GAAP		$ (0.00)	$ (0.01)

Alpha Gold Corp.

Notes to the Interim Financial Statements (Unaudited - Prepared by Management)

May 31, 2004

9.

Generally Accepted Accounting Principles (“GAAP”) in Canada and the United States (continued)

Balance Sheets	May 31,2004		February 29, 2004 Canadian US GAAP GAAP
	Canadian GAAP	US GAAP
Current assets	$ 2,188,267	$ 2,188,267	$ 2,232,362	$ 2,232,362
Exploration properties	4,375,288	-	4,353,422	-
Property, plant and equipment	34,656	34,656	37,415	37,415
	$ 6,598,211	$ 2,222,923	$ 6,623,199	$ 2,269,777
Current liabilities	$ 9,018	$ 9,018	$ 7,018	$ 7,018
Future income tax	875,477	-	875,477	-
Share capital	8,289,226	8,289,226	8,289,226	8,289,226
Deficit	(2,575,510)	(6,075,321)	(2,548,522)	(6,026,467)
	$ 6,598,211	$ 2,222,923	$ 6,623,199	$ 2,269,777
Statements of Cash Flows	Cumulative, inception to May 31, 2004	May 31, 2004	May 31, 2003
Cash generated (used) for operating purposes under Canadian GAAP	$ (1,844,915)	$ (31,376)	$ (42,889)
Exploration property exploration and development expenditures	(5,177,180)	(21,866)	(18,565)
Cash generated (used) for operating purposes under US GAAP	$ (7,022,095)	$ (53,242)	$ (61,454)
Cash generated (used) for investing purposes under Canadian GAAP	$ (5,337,796)	$ (21,866)	$ (18,565)
Exploration property exploration and development expenditures	5,177,180	21,866	18,565
Cash generated (used) for investing purposes under US GAAP	$ (160,616)	$ - $ -

The statements of comprehensive loss provide a measure of all changes in equity of the company that result from transactions other than those with the shareholders and other economic events that occur during the period. There are no other material differences between Canadian GAAP and United States GAAP other than those presented above with respect to the statements of comprehensive loss.

The Company accounts for its share options under Canadian GAAP, which in the Company’s circumstances are not different from the amounts that would be determined under provisions of U.S. GAAP.

Alpha Gold Corp.

Interim Schedule of Deferred Expenditures (Unaudited - Prepared by Management)

May 31, 2004

		3 months ended May 31, 2004	Year ended February 29, 2004
	Lust Dust Claims	Goldbanks Claims	Total Total
Exploration Assaying	$ - $ - $		- $ 29,372
Camp expenses	805	-	805	19,338
Drilling	-	-	-	549,463
Filing fees and claim assessment	-	-	-	10,955
Fuel	-	-	-	2,852
Geological/ geochemical work and reports	21,061	-	21,061	227,329
On-site management	-	-	-	20,500
Roadwork/ reclamation	-	-	-	43,087
Travel	-	-	-	17,119
	21,866	-	21,866	920,015
BC Mining tax credit	-	-	-	(137,363)
Expenditures for the period	21,866	-	21,866	782,652
Balance, beginning of period	3,521,352	281,956	3,803,308	3,020,656
Balance, end of period	$ 3,543,218	$ 281,956	$ 3,825,174	$ 3,803,308

ALPHA GOLD CORP.
Three Months Ended May 31, 2004
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1

Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited financial statements of Alpha Gold Corp. (“Alpha” or the “Company”) for the three months ended May 31, 2004.

This MD&A is prepared as of July 29, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

1.2

Overview

Alpha Gold Corp. is a mineral exploration company focussed on the Lustdust Property located in the Omineca Mining Division of British Columbia.

On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000. The vendor retains a royalty of 3% of net smelter returns.

On February 21, 1992, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for $100,000 cash and 200,000 shares of the Company at a deemed consideration of $0.60 each (previously subject to a 5% net profit interest to a maximum of $100,000 and a royalty of 2% of net smelter returns). In July 2003, the Company acquired the retained “5% net profit interest and the 2% net smelter return royalty” for $150,000 cash.

The Company is in the exploration stage. Exploration is primarily focussed on the Lustdust property located in the Omineca Mining Division 200 km west of Ft. St. James, B.C. This property continues to show promising assay results of drilling samples. The investment and expenditure on exploration properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in those assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

This year’s drilling program commenced in early July and is designed to increase the extent of gold, copper and silver mineralization in the known zones. A study of the deposit is being done by Snowden Mining Industry Consultants and should be completed by October 2004. The Company expects to complete 5,000 to 7,000 meters of drilling this season plus extensive soil sampling of the Northern end of the Canyon Creek Zone plus the Western and Eastern sides.

The Company has funds in place for the 2004 drilling program with cash of approx. $1,680,000 at the end of June 2004. A subsequent private placement of shares was completed July 26, 2004

ALPHA GOLD CORP.
Three Months Ended May 31, 2004
MANAGEMENT’S DISCUSSION AND ANALYSIS

for gross proceeds of $230,000. A director and family members of a director participated in this financing.

Other Properties

On October 30, 1995, the Company entered into an agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, U.S.A. The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year. The company and the vendor agreed to terminate the option agreement dated April 30, 1994. Payment under the option agreement totalled $26,400 U.S. and applied to the purchase.

In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp. As at May 31, 2004 the shares had not yet been issued and the Company was uncertain as to its plans in regards to this property.

Market Trends

Gold prices improved significantly in 2003, averaging about US$364/oz for the year. The upward trend has continued in 2004, with gold averaging approximately US$402/oz in the year to date. The copper price also increased, averaging US$0.81/lb in 2003 and approximately US$1.26/lb in 2004 to date.

ALPHA GOLD CORP.
Three Months Ended May 31, 2004
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at February	As at February	As at February
	29, 2004 $	28, 2003 $	28, 2002 $
Current Assets	2,232,362	2,287,474	1,243,425
Other Assets	4,390,837	3,443,447	2,792,903
Total Assets	6,623,199	5,730,921	4,036,328
Current Liabilities	7,018	11,044	10,881
Shareholders’ Equity	5,740,704	5,112,357	4,025,447
Total Shareholders’ Equity and Liabilities	6,623,199	5,730,921	4,036,328
Working Capital	2,225,344	2,276,430	1,237,425
Expenses
Amortization	14,562	8,835	12,490
Automotive	9,262	13,486	8,139
Bad debts	—	—	—
Consulting and management fees	60,000	50,000	36,000
Financial relations	—	—	—
Gain on disposal of capital assets	—	(4,705)	—
Gains on disposal of exploration property	—	—	—
Graphics	—	—	—
Insurance	2,185	1,805	1,552
Office, printing and miscellaneous	19,173	20,645	17,292
Professional fees	70,245	59,548	59,463
Property investigation	—	—	—
Regulatory and transfer fees	13,350	12,269	4,076
Rent	6,000	6,000	6,000
Repairs and maintenance	—	—	—
Shareholder relations	61,524	18,588	29,696
Telephone	—	—	—
Travel and promotion	7,503	6,249	6,517

ALPHA GOLD CORP.
Three Months Ended May 31, 2004
MANAGEMENT’S DISCUSSION AND ANALYSIS

	As at February	As at February	As at February
	29, 2004 $	28, 2003 $	28, 2002 $
Wages	—	—	—
Write-off of cost of and expenditures on exploration properties abandoned	—	—	—
Write-down of fixed assets	—	—	—
Loss for the period	(165,687)	(130,222)	(142,936)
Basic diluted loss per share	(0.01)	(0.01)	(0.01)
Number of Common Shares Outstanding	23,402,184	21,178,480	16,371,760

1.4

Results of Operations

Overhead expenses in the first quarter of fiscal 2005 decreased to $39,006, as compared to $78,133 incurred in the fourth quarter of fiscal 2004.

Exploration costs increased in the first quarter of fiscal 2005 ($21,866) compared to the same quarter of 2004 ($18,565). The main exploration expenditure during the quarter was geological/ geochemical work and reports (2005 $21,061; 2004 $10,396). Other significant exploration costs were (2005 - $805; 2004 - $6,322) for camp expenses, (2005 - $Nil; 2004 - $857) for assaying (2005 - $Nil; 2004 - $990) for travel.

Office and administration costs increased from $2,917 spent in the first quarter of the 2004 fiscal year to $4,215 in the first quarter of the 2005 fiscal year. Shareholder communication expenses decreased from $11,616 spent in the first quarter of 2004 to $3,018 in fiscal 2005, reflecting decreased corporate and investor relations activities.

Stock-based compensation of $Nil was charged to operations during the first quarter of 2005, compared to $Nil in the fourth quarter of 2004 and $Nil in the first quarter of 2004.

ALPHA GOLD CORP.
Three Months Ended May 31, 2004
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.5

Summary of Quarterly Results

	Expressed in Canadian dollars
	May 31,	Feb 29,	Nov 30,	Aug 31,	May 31,	Feb 28,	Nov 30,	Aug 31,
	2004	2004	2003	2003	2003	2003	2002	2002
Current Assets	2,188,267	2,232,362	1,640,177	2,080,401	2,309,039	2,287,474	1,686,597	1,886,438
Other Assets	4,409,944	4,390,837	4,506,123	4,133,678	3,458,570	3,443,447	3,559,496	3,382,416
Total Assets	6,598,211	6,623,199	6,146,300	6,214,079	5,267,609	5,730,921	5,246,093	5,268,854
Current Liabilities	9,018	7,018	6,000	6,000	6,000	11,044	6,000	6,000
Shareholders’ Equity	5,713,716	5,740,704	6,140,300	6,208,079	5,761,609	5,112,357	5,240,093	5,262,854
Total Shareholders’ Equity and Liabilities	6,598,211	6,623,199	6,146,300	6,214,079	5,767,609	5,730,921	5,246,093	5,268,854
Working Capital	2,179,249	2,225,344	1,634,172	2,074,401	2,303,039	2,276,430	1,680,597	1,880,438
Expenses
Amortization	2,759	14,562	3,441	3,442	3,442	8,835	2,205	2,204
Automotive	1,297	9,262	1,260	1,625	1,689	13,486	5,278	2,288
Bad debts	—	—	—	—	—	—	—	—
Consulting and management fees	15,000	60,000	15,000	15,000	15,000	15,000	14,000	15,000
Financial relations	—	—	—	—	—	—	—	—
Gain on disposal of capital assets	—	—	—	—	—	(4,705)	—	—
Gains on disposal of exploration property	—	—	—	—	—	—	—	—
Graphics	—	—	—	—	—	—	—	—
Insurance	2,268	2,185	—	—	2,185	1,805	18	—
Office, printing and miscellaneous	4,215	19,173	8,526	4,795	2,917	20,645	6,789	5,930
Professional fees	5,858	70,245	12,371	16,678	8,943	59,548	6,518	27,566
Property investigation	—	—	—	—	—	—	—	—
Regulatory and transfer fees	820	13,350	846	4,668	159	12,269	607	6,426
Rent	1,500	6,000	1,500	1,500	1,500	6,000	1,500	1,500
Repairs and maintenance	—	—	—	—	—	—	—	—
Shareholder relations	3,018	61,524	31,612	9,143	11,616	18,588	—	2,684
Telephone	890	—	—	—	—	—	—	—
Travel and promotion	1,381	7,503	4,045	1,399	1,369	6,249	1,781	665665

ALPHA GOLD CORP.
Three Months Ended May 31, 2004
MANAGEMENT’S DISCUSSION AND ANALYSIS

	Expressed in Canadian dollars
	May 31,	Feb 29,	Nov 30,	Aug 31,	May 31,	Feb 28,	Nov 30,	Aug 31,
	2004	2004	2003	2003	2003	2003	2002	2002
Wages	—	—	—	—	—	—	—	—
Write-off of cost of and expenditures on exploration properties abandoned	—	—	—	—	—	—	—	—
Write-down of fixed assets	—	—	—	—	—	—	—	—
Loss for the period	(26,988)	(165,687)	(67,779)	(43,959)	(34,883)	(130,222)	(31,011)	(63,509)
Basic diluted loss per share	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Number of Common Shares Outstanding	23,402,184	23,402,184	22,443,094	22,443,094	26,407,380	21,178,480	19,732,380	19,707,380

1.6

Liquidity

Historically the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company’s access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At May 31, 2004, the Company had working capital of approximately $2.2 million, which is sufficient to fund its planned expenditures and commitments. As the Company chooses to proceed on additional exploration and development programs at the Lustdust project, it will need to raise additional funds for those expenditures.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no “Purchase Obligations” defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

ALPHA GOLD CORP.
Three Months Ended May 31, 2004
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.7

Capital Resources

At May 31, 2004, Alpha had working capital of $2.2 million, as compared to $2.2 million at the end of fiscal 2004 year. Alpha had 23,402,184 common shares issued and outstanding at the end of the quarter.

The Company had no commitments for material capital expenditures as of May 31, 2004, although a drilling program was planned and contractors were being retained.

Subsequent to the end of the Quarter, on July 26, 2004, the Company completed a private placement by issuing 575,000 units at $0.40 each, for gross proceeds of $230,000. Each unit was comprised of a common share and one warrant. Each warrant entitles the holder to purchase one common share at a price of $0.46 until July 16, 2006.

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions with Related Parties

During the three months ended May 31, 2004, the Company paid $29,200 to related parties as follows: administration of company affairs plus planning and contract negotiations for the drilling program to the Company’s President ($15,000); property investigation, site investigation, for drilling, geology & planning of field operations to a director of the Company ($11,000); part time secretarial and accounting work to a relative of the Company’s President ($1,700); and office rent to the Company’s President ($1,500).

Subsequent to the end of the quarter, a director of the Company purchased 100,000 Units ($40,000) in the private placement described under Item 1.7 above.

1.10

Fourth Quarter

 Not applicable.

1.11

Proposed Transaction

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in item 1.7 above, before the board of directors for consideration.

1.12

 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

ALPHA GOLD CORP.
Three Months Ended May 31, 2004
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.13

Changes in Accounting Policies including Initial Adoption

For the year ended February 28, 2003, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company had elected to value stock-based compensation granted to employees using the intrinsic value method, whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees was required.

Stock-based compensation granted to non-employees was recorded at the fair value as determined using the Black-Scholes option valuation model.

During the year ended February 29, 2004, the Company adopted, on a prospective basis, the fair value method of accounting for all stock-based compensation.

1.14

Financial Instruments and Other Instruments

None.

1.15

Other MD&A Requirements 1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2

Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

capitalized or expensed exploration and development costs;

The required disclosure is presented in a schedule to the accompanying financial statements.

(b)

expensed research and development costs;

Not applicable.

(c)

deferred development costs;

Not applicable.

ALPHA GOLD CORP.
Three Months Ended May 31, 2004
MANAGEMENT’S DISCUSSION AND ANALYSIS

(d)

general and administration expenses; and The required disclosure is presented in the Interim Statement of Loss.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Total
Common shares				23,402,184
Warrants	June 5, 2005 April 25, 2009	$0.50 $0.40	300,000 750,000	1,050,000
Share purchase options	August 12, 2004 December 19, 2004 February 18, 2004	$0.50 $1.15 $0.43	3,035,620 999,999 1,450,000	5,485,619

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.